Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges and Ratio of Combined Fixed Charges and Preferred Stock Dividends to Earnings
(In thousands)

	Year Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Consolidated net loss before income tax	$(141,447)	$(162,141)	$(116,389)	$(83,132)	$(53,961)
Loss on equity method investment	22,389	23,037	8,237	1,824	—
Fixed charges	16,535	16,535	9,911	978	764
Capitalized interest, net of amortization	—	(620)	(1,055)	(273)	—
Total losses	$(102,523)	$(123,189)	$(99,296)	$(80,603)	$(53,197)
Fixed charges:
Interest expense	$14,160	$14,097	$8,191	$834	$642
Debt fees	—	465	541	—	13
Debt discount	2,375	1,973	1,179	144	109
Total fixed charges	$16,535	$16,535	$9,911	$978	$764
Ratio of Earnings to Fixed Charges	—	—	—	—	—
Deficiency of Earnings Available to Cover Fixed Charges	$(119,058)	$(139,724)	$(109,207)	$(81,581)	$(53,961)